BRF S.A.

A Publicly Held Company
CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF is a component of the DJSI Emerging Markets for the second consecutive year

One of the largest food companies in the world,  BRF has been selected to be a component of the Dow Jones Sustainability Index (DJSI) - Emerging Markets for the second consecutive year.

Launched in 1999, the purpose of the DJSI is to evaluate  performance of sustainability among the  largest companies listed in the Dow Jones Global Total Stock Market Index in the economic, environmental and social areas. The analysis incorporates management, practices and results for three dimensions: Economic, Social and Environmental covering such items as innovation, supply chain management, strategies for climate change and stakeholder engagement. The index is a benchmark for investors that value best sustainability practices in the companies.

BRF’s commitment to sustainable development is a strategic pillar and is integral to the company’s mission, vision and values. Sustainability at BRF is supported by a set of guidelines, practices and actions focused on positive results simultaneous with economic-financial, environmental and social aspects. BRF’s strategic management includes the adoption and strengthening of sustainable practices along the entire value chain and in the relationship with leading stakeholders.

About BRF

 BRF was established in 2009 as a result of the association between Perdigão and Sadia and operates in the meat segments (poultry, hogs and beef cattle), industrialized foodstuffs (margarines and pastas) and dairy products under such brand names as Sadia, Perdigão, Batavo, Elegê, Qualy, among others. It is one of the largest food companies in the world, the fifth largest Brazilian exporter and responsible for 20% of world trade in poultry. It has a labor force of 115 thousand and at the close of the second quarter 2013, market capitalization stood at R$ 42.3 billion. In 2012, total sales amounted to R$ 28.5 billion.

São Paulo-SP, September 16, 2013

Leopoldo Viriato Saboya

Chief Financial, Administration and Investor Relations Officer